

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2022

George Sharp
President and Director
Stratos Renewables Corp
3535 Executive Terminal Drive
Henderson, NV 89052

>   **Re: Stratos Renewables Corp**
>   **Registration Statement on Form 10-12G**
>   **Filed March 18, 2022**
>   **File No. 000-53187**

Dear Mr. Sharp:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed March 18, 2022

Report of Independent Registered Public Accounting Firm, page F-1

1.　Please request BF Borgers CPA PC to provide an appropriately dated report that agrees with the date included in the consent of March 18, 2022.

Notes to Financial Statements, page F-6

2.　Please provide disclosures for the evaluation of subsequent events, including the date through which subsequent events were evaluated. Refer to ASC 855-10-50 for guidance.

General

3.　As noted in our phone conversation on 3/29/2022, it appears that disclosure appearing in your February 28, 2022 amendment was inadvertently omitted from the most recent amendment. Please restore the missing disclosure in your next amendment.

George Sharp
Stratos Renewables Corp
April 5, 2022
Page 2

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Ernest Stern, Esq.